SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 13 July 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 13 July 2016
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2016 be received.	6,838,513,163	99.97	1,716,633	0.03	143,946,080
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2016, be received and approved.	6,638,116,690	98.52	99,928,946	1.48	246,127,946
Resolution 3 That the final dividend of 9.6 pence per share recommended by the directors be declared to be payable on 5 September 2016 to holders of ordinary shares registered at the close of business on 12 August 2016.	6,977,978,176	99.99	625,971	0.01	5,104,960
Resolution 4 That Sir Michael Rake be re-elected as a director.	6,888,712,375	98.67	92,635,762	1.33	2,833,364
Resolution 5 That Gavin Patterson be re-elected as a director.	6,966,915,972	99.79	14,497,802	0.21	2,773,836
Resolution 6 That Tony Ball be re-elected as a director.	6,958,763,017	99.68	22,158,946	0.32	3,252,297
Resolution 7 That Iain Conn be re-elected as a director.	6,967,045,324	99.80	13,801,562	0.20	3,326,031
Resolution 8 That Isabel Hudson be re-elected as a director.	6,971,578,992	99.86	9,436,857	0.14	3,158,761
Resolution 9 That Karen Richardson be re-elected as a director.	6,966,908,720	99.80	14,108,663	0.20	3,158,150
Resolution 10 That Nick Rose be re-elected as a director.	6,952,338,939	99.59	28,602,159	0.41	3,230,443
Resolution 11 That Jasmine Whitbread be re-elected as a director.	6,966,697,727	99.80	14,246,509	0.20	3,227,202
Resolution 12 That Mike Inglis be elected as a director.	6,970,667,470	99.86	9,515,462	0.14	3,984,964
Resolution 13 That Tim Höttges be elected as a director.	6,719,655,290	98.22	121,440,204	1.78	143,072,711
Resolution 14 That Simon Lowth be elected as a director.	6,961,269,796	99.73	18,768,900	0.27	4,126,765
Resolution 15 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	6,791,410,391	97.27	190,452,243	2.73	2,304,843
Resolution 16 That the directors be authorised to decide the auditors' remuneration.	6,894,155,426	98.75	86,981,687	1.25	3,038,418
Special Business
Resolution 17 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	6,744,836,571	96.76	225,696,614	3.24	13,631,822
Resolution 18 That subject to the passing of Resolution 16, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,927,202,448	99.80	13,606,936	0.20	43,355,633
Resolution 19 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	6,860,756,476	98.83	80,926,562	1.17	42,492,549
Resolution 20 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	6,463,101,467	93.10	479,154,212	6.90	41,916,188
Resolution 21 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	6,782,839,395	98.47	105,069,046	1.53	96,258,822

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6.30pm on 11 July 2016, excluding shares held in treasury was 9,927,492,354. 70.35% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 13 July 2016